July 30, 2012

VIA EDGAR AND ELECTRONIC MAIL

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	Wells Fargo & Company Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 28, 2012 File No. 001-02979

Dear Ms. Ciboroski:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated July 20, 2012, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses, with underlined text and strikethrough denoting proposed changes to our current disclosures.

Form 10-K for Fiscal Year Ended December 31, 2011

Exhibit 13 – Noninterest income, page 37

1.	Please confirm that your disclosure in future filings will reflect your response to prior comment one.

Wells Fargo response:

We confirm that our disclosure in future filings will reflect our response to comment one included in our letter dated May 1, 2012, as appropriate.

Stephanie J. Ciboroski

July 30, 2012

Definitive Proxy Statement on Schedule 14A filed March 15, 2012

2011 Annual Incentive Compensation, page 62

2.	We note your response to prior comment 14. Please expand your revised disclosure in future filings (to the extent applicable) to clarify for investors that the HRC does not “adjust [the annual incentive award amount] to reflect the evaluation of the Labor Market Peer Group data.”

Wells Fargo response:

We will expand our revised disclosure in future filings (to the extent applicable) to reflect the Staff’s comment. Set forth below is disclosure from our 2012 definitive proxy statement as expanded to reflect the Staff’s comment.

2011 Annual Incentive Compensation, p. 62:

*    *    *

In determining 2011 annual incentive awards for the named executives, the HRC considered information pertaining to the factors described above under “Compensation Program Governance.” Other than achievement of one of the alternative Performance Policy goals, no one particular factor was considered to be more important than others in the HRC’s decision-making process. In addition, although the HRC reviewed compensation data for similarly situated executives in the Labor Market Peer Group to assess the competitiveness of the Company’s overall pay and compensation mix, it did not make a separate preliminary determination of an annual incentive award amount and then adjust it to reflect the evaluation of the Labor Market Peer Group data. The HRC determined to pay the 2011 annual incentive awards to the named executives in a combination of cash and RSRs in the following manner:

*    *    *

3.	Regarding your response to prior comment 15, it remains unclear how “the HRC evaluates business line financial results for the applicable business line leader,” including the extent to which the HRC uses its discretion in awarding these awards. Please provide us with revised disclosure that clearly explains how the overall business line financial results for the applicable named executive officers factor into the annual incentive awards that the HRC ultimately grants.

Wells Fargo response:

The framework for how the HRC makes compensation decisions for the Company’s named executive officers, including executives with business line responsibilities, is described in “Compensation Program Governance” on pages 56-61 of our 2012 definitive proxy statement. In determining annual incentive awards for executive officers with business line responsibilities, the HRC considers the applicable business line’s financial performance, among other factors, with no one factor having a predetermined or set importance or weight in the HRC’s decision-

Stephanie J. Ciboroski

July 30, 2012

making process other than achievement of one of the alternative Performance Goals that is required for any annual incentive to be paid to a named executive. The HRC does not evaluate business line financial performance based on whether specific numerical business line targets were achieved, nor does it make a separate preliminary determination of an annual incentive award based on business line financial results and then use its discretion to adjust the award up or down based on a subjective evaluation of other factors. Rather, the HRC evaluates business line financial performance holistically and not in isolation, taking into account not only the business line’s financial results but also its contribution to the Company’s overall financial performance, the difficulty of achieving the results in the particular economic, regulatory or strategic environment, the quality of the results from a risk management perspective, and the collaboration among business lines. The HRC may also consider the effects of acquisitions, divestitures, internal reorganizations or other changes in reporting relationships during the year on the business line’s financial results. As part of its evaluation of business line performance, the HRC balances business line financial results with these other considerations, such that, in its discretion, the HRC may determine an award is appropriate for a named executive even if the executive’s business line did not achieve its financial goals or may determine a maximum award is not advisable even if the executive’s business line exceeded its financial goals.

We will revise our future filings (to the extent applicable) to reflect the Staff’s comment. Set forth below is disclosure from our 2012 definitive proxy statement as revised to reflect the Staff’s comment:

2011 Annual Incentive Compensation; Carroll, Hoyt, and Tolstedt, pp. 64-65:

*    *    *

In determining the annual incentive awards for 2011, the HRC also considered each named executive’s success against his or her objectives for 2011, one of which was the financial performance of his or her respective business line. The HRC did ~~Financial performance was~~ not evaluate~~d~~ financial performance based on whether specific business line numerical financial targets were achieved – and therefore specific business line numerical financial targets were not material in the context of 2011 annual incentive award decisions for these named executives – nor did it make a separate preliminary 2011 annual incentive award determination based on business line financial results and then adjust the award up or down based on other factors. ~~Rather,~~ Consistent with the process described above in “Compensation Program Governance,” the HRC, in its discretion, evaluated business line financial results not in isolation or with a predetermined or set importance or weight, but rather ~~financial performance was evaluated~~ holistically~~, and on a discretionary basis by the HRC, after also considering the~~ in the context of the business line’s contribution to the Company’s overall financial performance, the difficulty of achieving the results in the particular economic, regulatory or strategic ~~market~~ environment, the quality of the results from a ~~and appropriate~~ risk management perspective, and the collaboration among business lines. Additionally, the HRC has structured a majority of the total pay for these named executives to be provided in Performance Shares rather than annual incentive compensation. The HRC believes this

Stephanie J. Ciboroski

July 30, 2012

compensation design is appropriate given the Company’s diversified business model, and a desired focus on teamwork and the long-term performance of the Company as a whole, as opposed to short-term financial results from annual individual business line performance.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,

/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	John G. Stumpf, Chairman, President and Chief Executive Officer Timothy J. Sloan, Senior Executive Vice President and Chief Financial Officer